Diamond Ranch
                                     Foods

                    555 West Street, New York, New York 10014
                (212) 807-7600 telephone (212) 807-7252 facsimile


October 25, 2005


U.S. Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W.
Washington, D.C.  20549

ATTN:  Michael Clampitt or Kathryn McHale

RE:      DIAMOND RANCH FOODS, LTD.
         AMENDMENT NUMBER TWO TO REGISTRATION STATEMENT ON FORM 10-SB FILED JULY 15, 2005
         FILE NO. 000-51206


Dear Sir or Madam:

         This correspondence is submitted in response to your letter dated August 26, 2005 regarding the July 15, 2005 filing of Form 10-SB/A for Diamond Ranch Foods, Ltd. ("DFDR"). Please note that our document has been revised for re-filing pursuant to your comments and that additional disclosure is provided below:

Description of Business, page 3

1. You have stated that no agreements were made with the officers and directors of Jerry's, Inc., and yet, immediately subsequent to the acquisition of MBC Foods, no officers and directors of Jerry's, Inc. remained part of the company. Please explain the circumstances under which MBC officers and directors became the sole directors and officers of Jerry's, Inc.

         RESPONSE: WHEN JERRY'S INC. ACQUIRED MBC FOODS, INC., THE OFFICERS AND DIRECTORS OF JERRY'S INC. RESIGNED IN-ORDER-TO PURSUE PRIVATE BUSINESS INTERESTS. AT THAT TIME, THE MBC OFFICERS AND DIRECTORS BECAME THE SOLE DIRECTORS AND OFFICERS OF THE COMPANY.

Item 2 - Management's Discussion and Analysis or Plan of Operation

General



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2.       MD&A is intended to give the  investor  an  opportunity  to look at the company through the eyes of management by providing both a short and long-term analysis of the business of the company. Please revise MD&A to discuss and explain the following:

         o        Shrinking gross profit margins.

         o        Future needs for cash.

         o        Means of funding using factoring arrangements.

         o        Plans to achieve profitable operations.

         RESPONSE: WE HAVE REVISED OUR FORM 10-SB/A TO INCLUDE THE ABOVE POINTS THROUGHOUT THE MD&A SECTION STARTING ON PAGE 9.


Cost of Sales and Gross Profit, page 10

3. Please refer to prior comment #11. We could not locate your analysis of general and administrative expenses. Please revise to disaggregate, compare and contrast the major components of general and administrative expenses for all periods presented with the comparable prior periods, and explain those differences.

         RESPONSE: THE ANALYSIS OF GENERAL AND ADMINISTRATIVE EXPENSES REQUESTED PER THIS COMMENT HAS BEEN MADE IN OUR REVISED FORM 10-SB/A AND IS LOCATED IN ITS OWN SECTION UNDER ITEM 2 ON PAGE 10.

4. Please revise to disclose what impairment factors existed during the period ended December 31, 2004 that caused you to conclude that your intangible asset related to the Steiger Meats acquisition needed to be written off. Please refer to SFAS 142.

         RESPONSE: IN THE OPINION OF OUR AUDITORS, THERE WAS NO VALUE TO THE CUSTOMER LISTS AND THE COST OF DETERMINING THE FAIR MARKET VALUE WOULD BE IN EXCESS OF $10,000. THIS AMOUNT WAS DETERMINED TO BE PROHIBITIVELY EXPENSIVE AND WAS THEREFORE WRITTEN OFF.

Sales and Collection Procedures, page 11

5. Please revise to disclose the mechanics of your secured financing arrangements. Explain how and why you account for receivables factored.

         RESPONSE: WE HAVE REVISED OUR FORM 10-SB/A UNDER THE SALES AND COLLECTION PROCEDURES SECTION ON PAGE 11 TO DISCLOSE THE MECHANICS OF OUR SECURED FINANCING ARRANGEMENTS AND HOW AND WHY WE ACCOUNT FOR RECEIVABLES FACTORED.




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

Going Concern Opinion by Company Auditors, page 13

6. Please revise to provide enhanced disclosure concerning your future acquisitions including disclosure of the feasibility of raising capital through debt or equity transactions given your negative cash flows.

         RESPONSE: WE HAVE REVISED OUR FORM 10-SB/A IN THE LAST PARAGRAPH OF THE GOING CONCERN OPINION BY COMPANY AUDITORS SECTION ON PAGE 14 TO PROVIDE ENHANCED DISCLOSURE OF OUR FUTURE ACQUISITIONS AND OUR FEASIBILITY OF RAISING CAPITAL DESPITE OUR NEGATIVE CASH FLOWS.

7. Please revise to provide disclosure of financing terms that are expected to be finalized in order for your business to continue as a going concern.

         RESPONSE: WE HAVE REVISED OUR FORM 10-SB/A IN THE LAST PARAGRAPH OF THE GOING CONCERN OPINION BY COMPANY AUDITORS SECTION ON PAGE 14 TO PROVIDE DISCLOSURE OF THE EXPECTED FINANCING TERMS WE INTEND TO FINALIZE FOR OUR BUSINESS TO CONTINUE AS A GOING CONCERN.

Recent Sales of Unregistered Securities, page 19

8. In response to comment 14, you have omitted the number and nature of purchasers involved in several of the transactions. Please review our prior comment 14 and revise disclosure to include this information for each transaction, including the acquisition that took place on May 1, 2004.

         RESPONSE: WE HAVE REVIEWED YOUR PRIOR COMMENT 14 AND REVISED OUR DISCLOSURE IN THIS FORM 10-SB/A TO INCLUDE THE NUMBER AND NATURE OF PURCHASERS INVOLVED IN THE VARIOUS SALES OF UNREGISTERED SECURITIES.

9. In response to comment 18, you have stated that 600,000 shares were issued for investor relations services. This contract ended on June 30, 2005. Please disclose whether this contract has been extended and if so, under what terms.

         RESPONSE: THE CONTRACT ENDED ON JUNE 30, 2005 AND WAS NOT RENEWED. WE HAVE REVISED OUR FORM 10-SB/A ON PAGE 21 TO REFLECT THE EXPIRATION OF THIS CONTRACT.

10. In addition, in response to comment 18, you have given the stock, issued in exchange for investment relations services and in exchange for an independent research report, the value of $0.00025 per share. Please explain how you determined this value given your disclosure on page 18 regarding bids and quotes for your stock during the same period.

         RESPONSE: THE STOCK ISSUED IN EXCHANGE FOR INVESTOR RELATIONS SERVICES AND FOR THE INDEPENDENT RESEARCH REPORT WAS VALUED AT $0.00025, INSTEAD OF THE BID QUOTES REPORTED DURING THE SAME TIME PERIOD, BECAUSE THE STOCK HAD A LIMITED TRADING HISTORY AND MANAGEMENT FELT THAT THE CURRENT MARKET PRICE AT THAT TIME WAS NOT REFLECTIVE OF A LIQUID


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         MARKET.  THE JUNE 3, 2004  SALE TO TEN (10)  ACCREDITED  INVESTORS  WAS
         BASED ON A $0.00025 PER SHARE PRICE, AND SINCE THE RESTRICTED SHARES WERE ISSUED TO THE RESPECTIVE ENTITIES AT RELATIVELY THE SAME TIME, MANAGEMENT FELT IT REASONABLE TO ISSUE THE RESTRICTED SHARES BASED ON THE SAME PER SHARE VALUE AS THAT PAID BY THE ACCREDITED INVESTORS.

Part F/S

General

11. Please provide separate disclosure in the notes to the financial statements regarding your sale of subsidiary. Refer to SFAS 144 and address the following in your disclosure:

         o        Provide a calculation of the gain on sale.

         RESPONSE: PLEASE NOTE THAT IN THE FINANCIAL STATEMENTS ACCOMPANYING OUR REVISED FORM 10-SB/A SEPARATE DISCLOSURE HAS BEEN PROVIDED IN NOTE 11 REGARDING THE SALE OF OUR SUBSIDIARY.

         o Discuss the facts and circumstances of the sale. Please frame your discussion in the context of paragraph 30 of SFAS 144.

         RESPONSE: PLEASE NOTE THAT THE FACTS AND CIRCUMSTANCES OF THE SALE OF OUR SUBSIDIARY HAVE BEEN DISCLOSED IN NOTE 11 OF THE ACCOMPANYING FINANCIAL STATEMENTS.

         o Disclose how you valued the assets and liabilities. Please frame your discussion in the context of paragraphs 34 - 37 of SFAS 144.

         RESPONSE: PLEASE NOTE THAT NOTE 11 OF THE ACCOMPANYING FINANCIAL STATEMENTS CONTAINS THE DISCLOSURE OF HOW OUR ACCOUNTANTS VALUED THE ASSETS AND LIABILITIES OF THE SALE.

         o Revise your financial statements to provide the disclosures required by paragraphs 41 - 43 of SFAS 144.

         RESPONSE: OUR ACCOUNTANTS HAVE REVIEWED PARAGRAPHS 41-43 OF SFAS 144 AND DO NOT BELIEVE THAT THESE PARAGRAPHS APPLY AS WE ARE STILL IN THE SAME BUSINESS AND NO OPERATIONS WERE DISPOSED OF.

Balance Sheets, page F-4

12. Please tell us why your factoring line of credit balance exceeds your accounts receivable balance. Consider this in light of the disclosures that you have provided regarding your factoring arrangements.




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         RESPONSE:  OUR  ACCOUNTANTS  HAVE MADE THE ADJUSTMENTS TO THE FACTORING
         LINE OF CREDIT SECTION OF NOTE 6 OF THE BALANCE SHEET TO SEPARATE THE FACTORED PAYABLES FROM THE ADDITIONAL LINE OF CREDIT.

Note 6 - Notes Payable

Factoring Line of Credit, page F-15

13. You disclose in Note 6 that your factors will purchase portions of the Company's accounts receivable. Please revise your disclosure to clearly distinguish your factoring arrangements as either secured financings or sales of assets. Consider how these arrangements meet the requirements of SFAS 140 for sales treatment or as deferred financing arrangements.

         RESPONSE: OUR ACCOUNTANTS HAVE REVISED OUR DISCLOSURE IN NOTE 6 TO CLEARLY DISTINGUISH OUR FACTORING ARRANGEMENTS.

14. Please tell us how you accounted for the discount provided to your factor for purchasing accounts receivable.

         RESPONSE: OUR ACCOUNTANTS HAVE MADE ADJUSTMENTS TO NOTE 6 TO ACCOUNT FOR THE DISCOUNT PROVIDED TO OUR FACTOR FOR PURCHASING ACCOUNTS RECEIVABLE.

Note 7- Related Party Transactions, page F-16

15. Please tell us why you believe shareholders loans of $199,700 are not, in substance, capital contributions. Consider this in light of your deficiencies in liquidity.

         RESPONSE: OUR ACCOUNTANTS HAVE ADJUSTED THE BALANCE SHEET TO RECLASSIFY SHAREHOLDERS LOANS IN THE AMOUNT OF $199,700 FROM THE LIABILITY SECTION TO THE EQUITY SECTION.


         Thank you for all courtesies and cooperation extended in this matter.


Very truly yours,

DIAMOND RANCH FOODS, LTD.



By: /s/ Joseph Maggio
--------------------------
         Joseph Maggio
         Chairman and CEO


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